FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE S.A.

Announcement

Election of members to the Board of Directors

At its meeting of 28 August 2009, pursuant to the law and NBG’s Articles of Association NBG’s Board of Directors temporarily elected Mr Dimitrios Tzanninis, economist and chairman of the Council of Economic Advisors, as an independent non-executive Board member, and Mr Alexandros Stavrou, Secretary of the Board and Manager of the Bank’s BoD Secretariat and Shareholder Services Division, as a non-executive Board member, in replacement of directors Messrs. P. Drosos and A. Mylonopoulos, who resigned. The term on the Board of Messrs Tzanninis and Stavrou shall be equal to the remaining term of the said members who resigned, i.e. until the AGM of 2010.

Athens, 28 August 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date: 2nd September, 2009

Vice Chairman - Deputy Chief Executive Officer